January 12, 2017

Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Mail Stop 4631

Division of Corporate Finance

Washington, D.C. 20549

Re:	Reliant Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 28, 2016
File No. 333-214274

Dear Ms. Long:

On behalf of Reliant Holdings, Inc., a Nevada corporation (the “Company”), we are providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the below responses to the Staff’s comment letter dated January 11, 2017, relating to the Company’s Registration Statement on Form S-1/A Amendment No. 1 (File No. 333-214274) (the “Registration Statement”) filed with the Commission on December 28, 2016, in connection with the registration for resale of 3,585,000 shares of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).

In connection with these responses the Company is filing an Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

General

1.       We note your revised disclosure in response to comment 1 in our letter dated November 22, 2016. Please disclose in the prospectus the entire supplemental response.

Ms. Pamela Long
January 12, 2017

RESPONSE:

Amendment No. 2 has been updated with entire supplemental response to the Staff’s prior comment 1.

Risk Factors, page 9

Government regulations could increase the cost of our construction . . ., page 16

We may incur additional operating expenses or delays due to . . ., page 17

2.       These risk factors appear to cover the same risk. Please revise your registration statement to combine these two risk factors.

RESPONSE:

The Company has combined the two risk factors into one risk factor in Amendment No. 2.

Government Regulations, page 37

3.       We note your revised disclosure in response to comment 14 in our letter dated November 22, 2016. Please reconcile your disclosure that you do not bear the costs or liability associated with environmental laws and your disclosure that you build in the cost of permitting and compliance with building codes with your risk factor disclosure on page 16 and page 17 that discusses the increased costs and operating expenses you may incur related to environmental regulations and compliance requirements.

RESPONSE:

The Company currently builds the cost of permitting and compliance into its current pricing, it cannot however build in the cost of potential future liability for environmental matters which are currently unknown and can’t be estimated. The Company has clarified in the updated risk factor that while it currently passes the costs of permitting and compliance on to its customers, if such costs increase in the future, customers may be unwilling to pay such costs, and it could result in a decrease in demand for the Company’s services or margins. The Company has also added similar disclosure under “Government Regulations”.

Management’s Discussion and Analysis of Financial Condition . . ., page 40

4.       We note your response to comment 15 in our letter dated November 22, 2016 and we re-issue our comment. Please revise your disclosure throughout this section to discuss the specific reasons for the changes in your operating results so that potential investors gain better insight into your results, particularly for trend purposes and discerning future prospects. By way of example, when discussing your increase in gross margin for the fiscal year ended December 31, 2015, you reference changes in pricing in the prior period. It is not clear during which time period you lowered prices and when you raised your prices.

Ms. Pamela Long
January 12, 2017

RESPONSE:

The Company has expanded upon and clarified the reasons for the changes in its results of operations in Amendment No. 2.

Exhibit 5.1

5.       We note your counsel’s revised legal opinion refers specifically to Amendment No. 1 to your registration statement on Form S-1. Please have counsel revise its opinion to relate to your next amendment to your registration statement and any potential amendments thereafter.

RESPONSE:

The legal opinion has been revised to relate to the registration statement and any potential amendments.

Yours very truly,

/s/ John S. Gillies

John S. Gillies

Senior Associate